December 15, 2023

VIA EDGAR

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Registration Statement on Form S-3

Filed October 20, 2023

File No. 333-275127

Dear Ms. Liz Packebusch and Ms. Laura Nicholson,

Clean Energy Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 13, 2023, relating to the above referenced Registration Statement on Form S-3 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 1”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 1. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 1.

Registration Statement on Form S-3 filed October 20, 2023

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page of the Amendment No. 1.

2.	Clearly disclose how you will refer to the company, subsidiaries, and VIE(s) when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard we note your disclosure at page 2 that references in the prospectus to “the Company,” “we,” “us” and “our” refer to Clean Energy Technologies, Inc. on a consolidated basis with its wholly-owned subsidiaries.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page of the Amendment No. 1, in which we clarify that (i) “the Company,” “we,” “us” and “our” refer to Clean Energy Technologies, Inc. on a consolidated basis with its wholly-owned subsidiaries, (ii) “the PRC Subsidiaries” refers specifically to those wholly-owned subsidiaries of ours located in the People’s Republic of China (including Hong Kong) and identified in the corporate structure diagram in the Prospectus Summary, and (iii) “Shuya” or “the VIE” refers specifically to Sichuan Hongzuo Shuya Energy Limited.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under any VIE agreement(s). State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, and consolidated VIE(s), or to investors, and quantify the amounts where applicable. As applicable provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page of the Amendment No. 1.

Prospectus Summary, page 2

4.	Disclose clearly that the company uses a structure that involves at least one VIE and what that entails, and provide early in the summary a diagram of your corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

Response: We note the Staff’s comment and have added a diagram of our corporate structure on page 3 and the requested disclosure regarding the VIE structure on the same page and below the diagram.

5.	Revise to include a summary of risk factors, disclosing the risks that having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We note the Staff’s comment and have added the requested disclosure under “Prospectus Summary – Risks Relating to Our Business in China” on page 2 and page 3.

6.	Disclose each permission or approval that you, your subsidiaries, or the VIE(s) are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIE(s) are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE(s): (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We note the Staff’s comment and have added the requested disclosure under “Prospectus Summary – Regulatory Permissions and Licenses for Our Operations in China and This Offering” on page 5.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreement(s). Quantify any cash flows and transfers of other assets by type that have occurred between the company, its subsidiaries, and the consolidated VIE(s), and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE(s), to U.S. investors as well as the ability to settle amounts owed under the VIE agreement(s).

Response: We note the Staff’s comment and have added the requested disclosure under “Prospectus Summary – Dividend Policy and Cash Transfers within Our Organization” on page 5.

8.	If your consolidated VIE(s) constitute a material part of your consolidated financial statements, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE(s) and its consolidated subsidiaries, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: We respectfully submit that the Company is a U.S. company with operations in North America, Europe, and China, and our operations in China are conducted through both our wholly-owned PRC subsidiaries and Shuya, our VIE which was lately formed in July 2022. We, therefore, do not consider Shuya as constituting a material part of our consolidated financial statements. Furthermore, we respectfully submit that unlike certain China-based issuers’ use of a VIE structure for listing purposes, we own a 49% equity interest in Shuya and Shuya is deemed a VIE and consolidated for accounting purpose on or after January 1, 2023 due to the Concerted Action Agreement we entered into with two other shareholders of Shuya to consolidate the controlling position of the three parties to such agreement.

Risk Factors, page 5

9.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: We note the Staff’s comment and have added the requested disclosure in the Risk Factors section starting from page 6.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We note the Staff’s comment and have added the requested disclosure under the risk factor titled “[t]he approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws” on page 8 and page 9.

Incorporation of Certain Information by Reference, page 20

11.	Please revise to specifically incorporate by reference each report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, including each quarterly report on Form 10-Q and each current report on Form 8-K, filed since the end of your last fiscal year. Refer to Item 12(a)(2) of Form S-3. We note your disclosure at page S-11 in this regard.

Response: We note the Staff’s comment and have incorporated all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of our last fiscal year.

General

12.	Please provide your analysis as to whether you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3, given the current reports on Form 8-K filed on November 22, 2022 and December 12, 2022. In that regard, we note that each such current report on Form 8-K included disclosures under Item 3.02 with respect to securities purchase agreements executed more than four business days prior to the filing of the current report. In addition, if you believe that you are eligible to file on Form S-3, we note also that it appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to October 20, 2023 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1. Alternatively, if you are relying on General Instruction I.B.6 for S-3 eligibility, please include the information required pursuant to Instruction 7 to General Instruction I.B.6.

Response: In response to the Staff’s request to analyze our eligibility of using Form S-3 under General Instruction I.A.3(b) of Form S-3, we respectfully submit that we would have regained compliance with the eligibility requirement set forth therein on or after January 1, 2024 because, as of January 1, 2024, we would have filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. In response to the Staff’s request to analyze our eligibility of using Form S-3 under General Instruction I.B., we respectfully submit that we are relying on General Instruction I.B.6 for S-3 eligibility and have added the information required pursuant to Instruction 7 to General Instruction I.B.6. on the cover pages of the base prospectus as well as the prospectus supplement.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP